FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of September 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On September 1st, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: September 1st, 2004

Exhibit 1

Compugen Appoints Vice President, Biology Research

and Development

TEL AVIV, ISRAEL, September 1st, 2004 - Compugen Ltd. (Nasdaq: CGEN) announced today the appointment of Noam Shani, Ph.D., as Vice President of Biology Research and Development.

In this position, Dr. Shani will lead Compugen`s drug research and development activities, with direct management responsibility for therapeutic protein candidate discovery, selection, validation, and preclinical and clinical development. In addition, as a member of the Company`s senior management team, he will be a key participant in further developing and implementing Compugen`s strategy and corporate development activities. Dr. Shani will report to Mor Amitai, Ph.D., President and Chief Executive Officer.

"Dr. Shani is joining our senior management team during a period of significant progress and advancement for our Company," stated Dr. Amitai.  "I am confident that his experience, talent, and energy will very quickly make him a key factor in achieving rapid and efficient advancement of promising therapeutic and diagnostic candidates from discovery research and selection into clinical development."

"I am delighted to join Compugen at this exciting time in the Company`s evolution. I have been impressed with Compugen`s team and their unique approach to drug and diagnostic discovery that stems from the integration of advanced mathematics and computational technologies with biology.  I look forward to becoming a part of this team and contributing to the Company`s continuing growth and future success," commented Dr. Shani.

Dr. Shani joins Compugen from Medgenics Inc., where he served as Vice President of Research and Development and led the development of the company`s technologies and applications, including all biological and clinical research. Prior to Medgenics, Dr. Shani was a senior scientist and project manager at Biotechnology General Ltd. In this capacity, he headed the company`s generic recombinant protein drug development activities. Dr. Shani holds a doctoral degree in biology from the Weizmann Institute of Science, Israel, and completed a postdoctoral fellowship at Johns Hopkins University`s School of Medicine, Maryland.

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery subsidiary - Keddem Bioscience, and an agricultural biotechnology subsidiary - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed on form 20F that are filed with the Securities and Exchange Commission.

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